Filed by Chardan NexTech Acquisition 2 Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.

Commission File No.: 001-40730

IPO Edge

Fireside Chat with Chardan NexTech 2 and Dragonfly Energy

August 8, 2022, 5 PM EST

CORPORATE PARTICIPANTS

Dr. Denis Phares – Chief Executive Officer of Dragonfly Energy

Jonas Grossman – Chief Executive Officer of Chardan NexTech Acquisition 2 Corp.

Jarrett Banks – Editor-at-Large, IPO Edge

John Jannarone – Editor-in-Chief, IPO Edge

John Jannarone

Good afternoon. Thank you for joining. I'm John Jannarone, editor and chief of IPO Edge here with a very special company, and we're excited to introduce you to. This is Dragonfly Energy which of course is going public through a merger with Chardan NexTech Acquisition 2 Corp. We're fortunate enough to have the CEOs of both Dragonfly and Chardan NexTech Acquisition. You're going to meet Dr. Denis Phares momentarily, who's the CEO of Dragonfly, along with Jonas Grossman from Chardan NexTech Acquisition 2 Corp.

Before we jump into this, a little bit about the company. This is really interesting because we've covered a lot of EV companies on our program here. Now, Dragonfly is a supplier of lithium-ion batteries for other uses, things like RVs, marine vessels. And you're going to hear a lot more about that. So it's an industry that many of you may not be that familiar with, but a lot of opportunity there.

Before we kick things off, I encourage everyone to ask questions and you can do that most easily through the Zoom portal. Or you can shoot an email to editor@IPOedge.com as a couple of you have already done. Lastly, if you want to watch the replay, we'll have it up later this afternoon. The easiest place to find that is on our homepage IPOedge.com. Or you can look up the CNTQ ticker on your Bloomberg terminal or on Yahoo! Finance and you'll find it there. Before we kick things off and I bring on my cohost, Jarrett Banks, I think we've got a video to show to give you a little introduction to the business.

(Begin video presentation)

Unknown

Storage is important. It is going to be critical to our society and our civilization in this century. I think what we're doing is exciting because I see the direct link to what the world needs. I know it's going to make an impact.

Unknown

It's not that battery technology advances have been overlooked. It's just like anything else. It means, it's evolution of a -- technology. It's evolution of a need. You know, people these days need more power. Basically, we -- drove ourselves to this point. Now we want to, you know, reduce emissions by using electric vehicles and we want to run generators less. And all these types of things that our society requires now is why we're seeing advances in lithium technology.

Unknown

You can get power from about any kind of source wind, solar. Now, how do you hold on to that? What do you do when that's already burnt out? Where does that power go? How are you able to use that power 30 minutes after it's produced? Lithium batteries and our batteries in particular are the way.

Unknown

What Battle Born Batteries, what that technology does that lead-acid can't do is that it allows you to harness the power from the sun to power your lifestyle.

Unknown

We went from a couple of batteries a day, shipping out the door to hundreds a day. Having that track record of being able to do that proves, I think, that we're ready to take on that -- those larger customers.

Unknown

We control the quality throughout the whole process, every step of the way. So nothing gets missed, everything gets paid attention to, and the end product becomes something that's amazing.

Unknown

Not just design and build our packs, but we research lithium-ion battery technology at the fundamental level. For example, we're actively developing solid-state technology now. And in the next phase, we plan to incorporate this technology into our packs.

Unknown

We're developing the safest and most reliable batteries on the planet here. We're talking about non-flammable lithium-ion batteries that are -- you feel comfortable having inside your home. We are literally revolutionizing lithium-ion batteries with the new technologies we develop. We revolutionize the market by getting lithium storage into deep-cycle replacements. We've literally created a whole new market and we're going to do that again with our cell technology. And we're going to develop a cleaner, brighter future for generations to come.

(End video presentation)

John Jannarone

All right, great. With that, I'm going to pass the baton to Jarrett Banks, editor at large here at IPO Edge. Jarrett, take it away.

Jarrett Banks

Thanks, John, and welcome, gentlemen. Jonas let's start with you. We cover a lot of SPACs here at IPO Edge. What can you tell us about Chardan NexTech and what you saw and Dragonfly Energy?

Jonas Grossman

Sure. Thanks, Jarrett, for the question. So, look, Chardan NexTech Acquisition 2 was Chardan's seventh-managed SPAC and one of 15 sponsored SPACs. We've been around in this space for a better part of two decades. We've transacted across health care, industrials, financial services, and clean technologies, and robotics. And I would say that this transaction is really one that's near and dear to my heart and extremely exciting.

We went public in August of last year, so it's still a choppy market out there. We were looking for companies that really hit a number of different criteria. So first off, we wanted a world-class management team. We wanted to find something that had disruptive technology that could really change an industry. We were looking for a private company that was public company ready, which is critical to be for a successful SPAC. And in a space with large thematic tailwinds. And then also Chardan as a bank, we bring a lot of different elements to a transaction and want to make sure that we could partner with someone that could take advantage of -- our experience in the space, our balance sheet, our ability to utilize our relationships on the buy side or otherwise, and really research and corporate access.

And then, I think importantly in the sort of this past sort of 12 months is we were looking for a company with a proven business model. Somebody that had revenue and was EBITDA positive. And so we're very fortunate -- we looked at over 700 companies. We were very fortunate early on to -- get to know Dragonfly and really build a strong relationship with Dennis and the team. And then spent the better course of the last sort of six months putting together this transaction.

We've got $245 million of committed capital in the form of a $20 million PIPE1, another $75 million in a senior lender with a four-year term note, and then $150 million committed from Chardan as a bank. So, we wanted to make sure this is a well-funded opportunity in this sort of day and age of SPACs. And just really excited about this transaction and sort of the course that its spend and look forward to talking more about it in the next 30 minutes or so.

Jarrett Banks

Great. And we -- certainly want to ask you about the SPAC market a little bit later, but let's turn to Dr. Denis Phares, the CEO of Dragonfly Energy. Denis, please give us a bit of your background and how you started Dragonfly.

Denis Phares

Sure. Well, first of all, it's great to be here. Thanks for giving us the opportunity to tell our story. Dragonfly Energy is a lithium-ion battery technology company. So, you know, true to its name, we really started with an intellectual property portfolio that we developed, having to do with the manufacture of lithium-ion cells.

So, you know, once you have a manufacturing technology, how do you go about financing it? Well, we had a pretty unique approach. We went to market with a line of battery packs that we were able to produce from cells that we bought on the market, cells that we basically imported and created a line of batteries that we call Battle Born Batteries. And these are basically deep cycle batteries that are meant to replace lead acid batteries.

And we gained great traction in a number of markets, especially the RV market, through both our Battle Born Batteries brand, which is our aftermarket brand and our Dragonfly Energy brand, which is our OEM brand. And that business really took off and funded the development of the R&D of the technology, which became from -- transitioned from manufacturing cells so we can make electrodes for conventional LFP or NMC cells or NCA cells. And it evolved into a way to make all solid-state cells. So we can make lithium-ion battery cells that have a composite solid-state electrolyte. And from the beginning, we've been -- going after the storage market. So we really haven't been focused on propulsion or electric vehicle batteries. And the metrics that are really important to us are cost, levelized cost, that is the cost over the lifetime of the batteries and safety. Because ultimately what we want to do is extend what we've done with RVs and boats and produce a product that is on a larger scale and distributable throughout the entire grid, basically in every home. And that's why we are really focused on the non-flammable aspect of a solid-state battery rather than the energy density aspect of a solid-state battery.

1 Correction: $5 million PIPE from Chardan.

So basically that's where we are today. We are building a pilot line to produce our own cells while at the same time growing our Battle Born and Dragonfly Energy brands into other adjacent markets that are dominated by lead acid batteries.

Jarrett Banks

Great. Now, before we take a deep dive on the battery technology, there is also a strong ESG component here. Could you give us sort of a high-level overview about that?

Denis Phares

Sure. So there's a couple of things here. The first thing is what we're doing right now, we're displacing lead acid batteries as a deep cycle storage solution. Lead acid batteries, although a large fraction of them are recycled, globally they're kind of an environmental nightmare. Obviously, lead is toxic heavy metal. And a lead acid battery can contaminate a landfill if it's not disposed of -- properly or recycled.

In longer term, we are also changing how we make lithium-ion cells. We're removing the solvent associated with conventional slurry coated cell manufacturing. And then finally, ultimately, what we want to do by proliferating storage throughout the grid is to enable more renewable energy onto the grid. We want to be able to allow for more intermittency that comes from solar and wind and accommodate that with an energy buffer that's distributed throughout the grid. So on multiple levels, this is very much an ESG play.

Jarrett Banks

Great. Now, you mentioned the environmental advantage, but what are some other advantages of lithium-ion technology over lead acid batteries?

Denis Phares

So there's a bunch of advantages here. The most obvious one is weight. I think everyone knows lithium-ion batteries are a lot more energy dense than -- a lead acid battery. So when you're replacing your lead acid batteries with some of lithium's, it's just very obvious that you're -- going to get a more energy dense system. It's a lot lighter.

One of the, I think, overlooked benefits is the fact that they can be charged, lithium batteries can be charged so much faster than a lead acid battery alternative. And what that means, practically speaking, if you have a solar system, then you're taking all of that energy that you're harnessing from the sun and it's all going to charge the batteries rather than being wasted energy. And that's something that's very important if you're trying to live off of the grid, off of a solar system that you have mounted on the roof of your van or your RV or something like that.

Of course, lithium-ion phosphate in general is nontoxic. So as opposed to the cobalt-based lithium-ion batteries, which are necessary for very high energy density for propulsion and driving a car, we don't have cobalt. So we don't have that heavy metal in our battery packs now.

And just in general, lead acid batteries have been a pain point. That's why we hit the RV market and the marine market's so hard early on was because we knew that customers did not like their batteries. Lead acid batteries tend to be unreliable. They require higher maintenance. They deplete very quickly. They don't last as long. They can't be charged as fast. And so we've -- really been very successful at educating the consumers and the OEMs as to these benefits. In that transition has been accelerating

Jarrett Banks

Okay. Fantastic. What are some of your proprietary capabilities versus your lithium-ion competitors? What's your competitive moat?

Denis Phares

Okay. Well, there's two questions here. There's our core business of selling lithium-ion battery packs that we are able to create here in our assembly facility from -- other components that we -- source. So in that regard, we have a lot of in-house engineering capabilities. So we're actually designing entire systems. We innovate not just in terms of the battery packs, but in the accessories as well. And we design entire systems both for the aftermarket and for our OEM partners.

At the same time, that allows us to provide a very high level of customer service. And so we have not only the technical prowess to design the systems, but to support them after the fact. The fact that we do -- have an assembly facility here means we have a very high level of control over every component, not just the cells that go into the packs, but the injection molded pieces, the metal stamps, even the fasteners. We have quality control on every item. And so that gives us a leg up on the competition in terms of quality.

For our OEM customers, we can boast a very robust supply chain. We have a high level of prudent reserve. And so, we can have multiple sources for critical components.

Okay, so that's -- the core business. Now in terms of the new technology, the focus of our solid-state cell technology is on storage. So we're not trying to make a very energy dense battery. We're not trying to make a battery that has a lithium metal anode, for example, where you have to prevent dendrite formation. We're still focused on lithium-ion phosphate and graphite because those are the components that we know can cycle a very, very long time and have a higher -- high enough energy density that it makes sense for deployment.

So the main innovation is in how we manufacture the cells. It's a dry powder coating process that allows us to layer electrode and electrolyte materials to create a very high -- highly conductive ionic system. It's not a great solution for driving a car, but we feel it's the perfect solution for last mile grid storage.

Jarrett Banks

I think that's an extremely important distinction to make here, that you're focusing on vehicles like RVs, marine vessels, and then possibly further into off-grid residential storage. What can you tell us about the RV market at the moment?

Denis Phares

Well, of course, that is a market that's very special to us. You know, we had -- we gained traction very early on in the RV market. I think it's a testament, of course, to our ability to market our product, but also educate about lithium in general.

And it's -- a market that was very much ingrained with lead acid batteries. In most cases, RVs were delivered to dealerships without a battery onboard so it was up to the dealership to put on a lead acid battery. And of course, the -- end consumer would prefer a battery that lasts a very long time. So they want that upfront investment.

So what we were able to do was convince the -- end user to replace their lead acid battery with our lithium alternative, maybe upgrade some other components, the chargers, the inverters put in some solar panels, solar charge controllers, and created a system that people love. And so it really drove this industry to the point where the OEM started taking notice. And we've developed a lot of OEM partnerships over the years, changed the whole model of delivering to the dealerships without batteries.

Now they put our batteries even on towable's at the factory. And ultimately this culminated in targeted investment from four industries that we announced a couple of weeks ago. In terms of the size of the market. There's about 11 million RVs on the road in North America. We feel that we are barely 10% penetrated there. So there's -- a lot of meat on the bone. And we do still consider lead acid batteries to be our primary competition.

Jarrett Banks

Okay. Impressive, indeed.

Now, let's -- talk about marine vessels and then the residential products, and -- the off-grid, in particular, storage that you mentioned earlier.

Denis Phares

Well, in terms of marine, I think that that is a market that is in transition the way that RVs were a few years ago. The RV industry in terms of production of RVs is -- more centralized. The production of boats is a lot more decentralized.

The – RVIA, the -- is the agency that actually creates electrical standards. We actually serve on the Electrical Standards Committee. We generated standards for lithium-ion batteries years ago. That is currently in process in the -- analogous marine organization, the AVYC. [ph] So we feel that this is an industry that's also ripe for a rapid -- changeover and that's probably, you know, a couple, two-three years behind the RV business in terms of how quickly that change takes over.

Our most rapidly growing segment is the smaller off-grid solar segment. So there are a number of driving factors, I think. I think folks tend to want to get off-grid. The grid has been a little bit unreliable in a lot of locations, either because of temperature extremes or because of fires or whatever. But there is a push among end users to develop their own off-grid systems, which means solar panels and a good, reliable storage system. And that's where our product comes in.

Jarrett Banks

Okay. And what can you tell us about the outlook for solid state battery technology? And as background, I should say that Dr. Phares is an expert. He got his PhD from UC Berkeley, I believe.

Denis Phares

Caltech.

Jarrett Banks

Caltech, okay. I knew it was in California on this very topic. So what can you tell us?

Denis Phares

Well, I want to clarify. My PhD was actually not in battery science. My PhD was actually in aerosol science. And not surprisingly, I have applied my background in aerosol science to make lithium-ion battery electrodes and cells using an aerosol process. So that's how I kind of got into the lithium game.

I was actually a professor for about 12 years. And so I was teaching engineering and my research focused on not just aerosols but device fabrication from aerosols. I eventually made my way into lithium-ion batteries, which is why I did the crazy thing and left my tenured position to go to an NBA school and start this company.

But anyway, in terms of the prospects for solid-state, as I mentioned earlier, the focus of solid-state in general has been to allow for a lithium metal anode. And that's sort of a holy grail in terms of energy density. If you want to drive a car very fast, if you want to charge it very quickly, the lithium metal anode is really the way to go. And that requires generally a solid-state electrolyte to be able to block the formation of dendrites.

There are other technologies that are being developed to help with that, but at the same time, our focus on solid state is exclusively safety. So it's very different. We're actually not interested in getting a better energy density from what we're getting now with conventional lithium-ion phosphate cells. We are interested in that same longevity.

We're looking at 3 to 5,000 cycles. We want to bring down the cost of manufacturing. That's where our technology really comes into play is how do you mass produce solid state cells. So there's -- a couple of things. There's how well do the cells perform? But then how much does it cost to make them? And I think a lot of companies focused on the performance first and then they're focusing on, well, now, how do we make them and then how do we mass produce them?

We sort of started with what processes can we scale and use in mass production? And then from there, how good a battery can we make? And how good of a solid-state battery can we make? And so that's what sort of sets us apart in terms of the solid-state landscape.

Jarrett Banks

Okay. And then, switching things up just slightly here. I want to talk about your social media. Now, as I understand it, you've got quite a following in the RV community and they love posting videos of your technology.

Denis Phares

Yeah. Well, you know, we -- worked hard at that from the beginning. You know, as -- I said before, it really was an education campaign for us. And our viewers are folks that like to talk about what they do as they travel around the country and see sights. They like to talk about what they see and the experiences they have. And at the same time, they like to talk about the equipment that they use to -- do that.

And the power source, the energy hub in -- the RV became a very critical piece of the enjoyment factor. If you don't have to start your -- generator, if you don't have to plug into a pedestal. You know, one thing I should say about the RV industry is the RV industry has grown a lot faster than the RV infrastructure. So there's more RVs than pedestals out there. So if you don't have to plug in, but you can still experience living off the grid, then that's a very popular notion.

So we basically started educating and we -- have a following because we -- cared about teaching. I think that's -- the bottom line. We were very thoughtful to provide good information out there. That was sort of taken by folks and re -- you know, disseminated into the Internet sphere. And so our name started coming up a lot. And of course, it snowballs.

So, we had a very strong social media marketing campaign that was spearheaded by our chief operating officer, Sean Nichols. [ph] And over the last five years, I would say that that really did snowball. And now, it gave us the credibility to get into the OEMs, which then gives us more credibility to -- go into other vertical markets.

So it's -- something that was a very important part of our story. It can't be replicated. It's already happened in this industry. And -- we're enjoying the fruits of that effort now.

Jarrett Banks

It sounds like a virtuous cycle to me. Jonas, I want to come back to you. What were the tailwinds that you saw when you looked at this industry?

Jonas Grossman

So, energy storage is -- really in the early stages of -- a large transformation on how consumers and businesses and utilities consume power and how they transition off of fossil fuels. And so we're seeing a lot of great innovation really in the last decade or so with many, many decades to come in and around that. And so, when we looked at the space, we spent a lot of time thinking about what could the winners be? How do we find an opportunity that has great technology, but it is also in many ways de-risked?

And so when we came across Dragonfly, we saw that. They're -- solving not only sort of the tailwinds in transition away from lead acid batteries, which is an environmental mess which is -- honestly has poor performance versus the lithium-ion batteries. And we're seeing that play out not only in the industries that Dennis had mentioned, but in a lot of tangential ones as well.

And then sort of longer term, what are the sort of the thematic and solid-state and -- the areas where this could really transform are -- in the trillions of dollars. And so, that is -- that's kind of how we look at this opportunity, not only sort of taking advantage broadly within energy storage, but really in the different areas that Dragonfly solves within that sort of ecosystem.

Jarrett Banks

And Jonas, taking a step back, what's -- what can you tell us about the state of the SPAC market right now? Is it -- a flight to quality from where we were maybe last year? What's your sense?

Jonas Grossman

So I mean, look, it's -- had a very volatile, interesting couple of years. So has the -- capital markets in general. And so, I think, the reason SPACs are here is that they're solving problems in the general typical IPO process, which is it's a very expensive, risky endeavor for companies. There's only a certain number that can get through a handful of underwriters that lead them. And the process can be challenging because you have a two-week roadshow for that.

And in a SPAC, you're able to find a good partnership. You're able to kind of build your book together and come out with sort of a -- thoughtful deal. Now were there potentially too many SPACs that have gone public in the last year or so? I would say so. And so the market needs to kind of digest that. And we'll see that play out over the next -- few quarters.

You'll see a lot of great companies. We have seen a lot of great companies go public through SPACs that have bounced around the volatility in the market that will -- transform into massive winners. And I think you'll see -- others that will -- struggle. But that's sort of similar to the traditional IPO market.

I think what's exciting is that SPACs have allowed exciting companies with big futures to go public maybe a bit earlier than one would look through in the more mature IPO market. And investors want to participate on that. There's -- going to be winners and losers like you get anywhere. But I think in this case, you're -- able to get in before the businesses are very mature and you can get those huge upsides if things are successful.

So that will continue to play out. We're very excited about the future in the SPAC market and you think it'll -- settle into it to a nice sort of percentage of the overall capital markets, which I think is great.

Jarrett Banks

That's the -- that's a great answer. I'm going to pass the baton back to my colleague John Jannarone, and we're going to take some questions from the audience. Take it away, John.

John Jannarone

Great. Thanks a lot, Jarrett.

Gentlemen, we've got a number of questions that came in. I just want to clear something up, though, if we could, a little bit. We've hosted many companies that are involved in the EVs when it comes to cars and trucks. And as you explained, that's not really where you're focused. But a big part of that narrative that there are structural tailwinds like California banning ice vehicles and so on. Do you have the same kinds of tailwinds when it comes to -- reducing the amount of lead out there? There are some statistics that are horrifying in your investor presentation about the percentage of children who are sick from lead in poor countries. Is -- are you seeing a push to -- reduce all that in the same way you are through this shift away from gas powered cars? Dennis?

Denis Phares

We have not seen a regulatory push against lead acid batteries at all. It really is -- the motivation here is the experience and the quality that you get out of lithium. That's why it's changing over. The banning of ice engines actually does help us because those are used to charge batteries. If you have a generator to charge your battery, then if you want to replace a generator with a solar and lithium battery couple, then that's where we've actually seen some regulatory -- push for the adoption of our products.

John Jannarone

That's really interesting.

All right. Let's talk about something we touched on briefly is your partnership with Thor. Can you talk about the reach that they have in the -- RV market?

Denis Phares

Well, they're the biggest RV manufacturer in the world. They have 17 brands, great brands. And we've historically worked with only three of them. We've worked with Keystone RV, Tiffin and with Airstream. These are iconic brands. And our success with those brands, I would say, attracted the attention of Thor Corporate. And this partnership gives us not just inroads into more of these brands, but also the ability to work with Thor to develop a better product. And that's what I'm most excited about, is I think that this partnership, this collaboration is ultimately going to yield a better product for more users.

John Jannarone

Great. And Dennis, when we spoke briefly last week, we talked a little bit about how these RVs are actually being changed in terms of their design to fit -- your batteries. Can -- you can you refresh my memory? You explained to me that once those changes are made, it effectively locks your batteries into those vehicles as they continue to produce. Is that -- right?

Denis Phares

I mean, to a certain extent, it depends on what the system looks like. In some systems, you take out a group 31 lead-acid battery, put ours in, and it works. And it's an easy replacement. But in a lot of these, we're actually changing the whole system. We're designing not just the devices, but the cabling and the -- overall mechanical structure of the energy system.

And so it's very difficult once you're in that mode, producing that model to change it. And it typically changes don't happen in the middle of -- a model year. So there's -- some benefit to us getting into a model regardless of the brand. And it's not easy to get into a model because you're changing something else -- when you become -- designed into an RV model. It's hard to get in there, but it's -- you're going to be there for a while as well.

John Jannarone

Great. And that reminds me of something that I saw in the investor presentation, and I encourage everyone to check out, is just how explosive the growth is in the OEM side of your business. Can you talk about why it's growing so much faster? Now DTC is growing as well, of course. But why is it so much faster? Did you focus on DTC in the earlier days and the OEM is more recent? Is that -- really the explanation for it?

Denis Phares

Yeah, that's exactly what happened. And in my view, this is sort of like a wag the dog thing where we got the aftermarket to switch over. They went back and started talking to the manufacturers and said, look, I've had this experience. Why can't you -- or my friend had this experience, why can't you provide us this experience, you know, from the factory?

So it really was us driving home the benefits in the aftermarket. Of course, we were knocking on doors for years, so we were -- hitting the OEMs from both sides. And it really took our success in the aftermarket to give them confidence, the OEMs confidence, while at the same time as we started to gain traction in specific brands like Keystone, that's when things really started to snowball for us because we demonstrated our ability to be designed in and provide a successful product. So it takes a little while, but the time is right now.

John Jannarone

Great. You know, we've hosted a number of companies in the solar space in our program. And now the question just popped up here, which is an interesting one. Can you combine your batteries to around 40 kilowatt hours of storage to incorporate into a grid tied backup/arbitrage large residential solar plus storage solution? So I think what this -- what Christopher is asking is could that -- make sense where you can take advantage of -- fluctuations in energy prices, store energy from your solar panel in your own house?

Denis Phares

Yeah, sure you can. You're talking peak shaving here, if I understand correctly. You know, and that's something that's already done. So if you're dropping the -- peak usage so that your bill is lower, it's kind of artificial, but it does save you money in that regard.

And what we'd like to do long term is have a system that is actually cycling every day because the grid itself is allowed to cycle every day because you're not creating energy all the time. We're not there yet. The grid is not -- the grid needs a large energy buffer. And there's all kinds of storage technologies out there that are going to deploy, whether it's pumped hydro and gravimetric to flow batteries or whatever. We need a lot of storage on the grid. We want to have a stable grid to -- accommodate for this cycling, to basically have a as robust, rock solid and electrical grid as we can have, regardless of what's happening in the generation part of it.

So, you know, can you do that now? Yes, you can do it now in terms of localized cycling. Right now, about 10% of the American grid is solar and wind. You get any more than that, you start to get -- you start to run into problems with not having enough buffer. But ultimately, where we are headed long term is storage everywhere on the grid. And that's where we want to play an important part.

John Jannarone

Okay. Great. We've got some more questions flying in here. One from Jonathan. Can you talk more about the average price per kilowatt hour for DTC versus the OEM channel?

Denis Phares

Well, I mean, certainly there -- are volume discounts when we work with OEMs. I mean, that's -- how it works. They're -- we're going to get better margins in the aftermarket because we're selling one, two, three, four at a time as opposed to many pallets at a time. So it's not any different than any other business here.

John Jannarone

Great. Can you talk any more about what the benchmark cost is for the incumbent lead acid in the markets you're working in versus where you guys come in?

Denis Phares

So if you look at it, you know, apples to apples here. A battery that can -- a lead acid battery that can actually deliver 100 amp hours compared to a lithium battery that can deliver 100 amp hours. You're paying a premium on the lithium battery of less than double, almost double, roughly. And of course, the benefit is, rather than talking hundreds of cycles, we're talking thousands of cycles. So over the lifetime of the battery, the cost of ownership is much cheaper for lithium-ion batteries. So that's -- economically it makes sense.

John Jannarone

Great. Let's just step back a little bit further for a moment here. What are the -- if we look at all the industries where lead acid is the incumbent, I mean, are you guys getting involved in most of them or are there some others out there that we haven't discussed that could come into play in the next few years?

Denis Phares

Oh, yeah. I mean, there are a lot. If you take the entire potential replacement markets, not just RV and marine [inaudible] solar, but you're talking like work trucks and data centers and telecom and emergency vehicles and forklifts and material handling. All that stuff, that contributes to about an $85 billion TAM by 2025. So this is a large market even before we get to revolutionizing the smart grid.

You know, we're -- that's why -- Jonas talked about a de-risked investment. And that's what -- how we've been -- that's been our philosophy for a long time. We've got very lofty goals, but we know we have to run a business. And so, in terms of how we get from here to there, we are working on penetrating some of these other adjacent markets as well.

John Jannarone

Great. All right. We've got another technology question here from Jonathan. Let's hit this one. Who are your suppliers at LFP -- cells? And have there been supply constraints on those? And are they the same ones that are used in Chinese EVs?

Denis Phares

Well, we have a -- number of suppliers. We vetted probably five or six suppliers that -- we would feel comfortable in terms of quality ordering from. Right now, we have two. So at the moment, we're using two suppliers. We have been very careful to ensure that they're -- spread out throughout the country so that if there are supply chain issues in the north, there may not be in the south.

Ultimately, we have weathered these crazy supply chain storms because of the fact that we had multiple suppliers, but also because of the fact that we kept it pretty reserved in-house. So we have not been affected at all by supply chain constraints. And moving forward, that will, I think, continue to be our philosophy. We -- the world is crazy. We've had a shortage of containers. We've had COVID. We've had all kinds of messes. And we want to be on top of that consistently.

John Jannarone

Great. Jonas, let's bring you back into the conversation here. Tell us just a bit more about what drew you -- I mean, you touched on this before, but what -- something that strikes me about this company, which is very different from a lot of the other companies we've seen go public through SPACs is so many quarters of profitability. Was that a big point of attraction for you when you saw that compared to some of the other companies you might have evaluated?

Jonas Grossman

Yeah. No, good -- good question. So we've been in the SPAC market now for almost a couple of decades. And in the early days you only focused on revenue and EBITDA opportunities. And I think that's what the market was looking for in those sorts of opportunities.

Over the course of the last couple of years, there's been an increased emphasis on growth and sort of earlier technologies. When we set out, once again, it was mid -- end of second quarter, early third quarter last year when we started looking. And the markets were challenged. And we made it one of our top priorities to find a company that was profitable, that had revenue, you know, de-risked model and from our perspective.

And so, you know, this hit all of those metrics, right, where you had -- you know, we wanted to create a company with an attractive valuation. We want to be able to base it off of audited numbers and projections going forward that were -- well vetted, I would say. And looked in at large addressable markets. And as Dennis touched upon, they're looking at sort of $85 billion TAM, annual TAM in the next couple of years.

And then if they hit the grid market with the solid state, we're looking at multiples of that. So really kind of basing it off of an existing business and then some real upside in that. And we tied that through into an earnout which was very -- which was unique in this instance where we coupled different statistics together to create it.

So the owner has three tranches. The first one is based off of operational metrics. So they need to hit $250 million in revenue next year and $35 million in operating income. And then the other two were based on $22.50 and $32.50 share price triggers. And so each of those would deliver great returns to investors, we hope great returns to investors in the SPAC. And so that -- was key in how we thought about it.

And then kind of pulling it all together is this is really focused on -- ESG and sustainability. And that stuff is important to us at Chardan. And I know it's -- core to what Dragonfly does. And for us, all these components together, -- got us really excited.

John Jannarone

All right. Great. I think we'll stick with you, but Denis can weigh in on this one as well. Let's -- talk about your partnership with Aqua. So Aqua is an early-stage company, that's developing environmentally friendly lithium, an -- environmentally friendly lithium extraction process. Sorry, it's a tongue twister. Just tell us a bit about how that -- partnership came together and why you value it.

Jonas Grossman

Well, yeah, we have -- an LOI with Aqua Metals. They're a local company here that is recycling lithium-ion batteries and has -- is developing an environmentally benign extraction technology. And that's important to us. We're -- thinking about the full lifecycle of the product. And we've partnered with lithium mines. We also have an MOU with -- Ioneer (ph). And we're very interested in partnering with folks that are able to extract the lithium out of the product, end of life and get it back into -- the supply chain. And we're going to take lithium where we can get it. So it makes sense for us as a company.

John Jannarone

All right, great. Another question from Jonathan. Is there revenue at the moment being derived from non-battery pack accessories?

Jonas Grossman

Yes. Yes. And that's -- growing. And it has to do with the fact that we -- design systems. We also design accessories in some cases. We're -- we've partnered with a variety of different accessory manufacturers as well. We -- we're a large reseller of, for example, Vectren Energy Equipment. And it's been a very successful strategy for us to provide every component of the system. And we will continue to do so.

John Jannarone

Great. And then, he asked if you can talk any more about any home storage products that we might be seeing introduced in the near future.

Jonas Grossman

Stay tuned.

John Jannarone

Okay.

You know, we talked about this before, Denis, but I just want to make this very clear. The batteries that you're designing, they're really not designed for things like vehicles, or could they be? Could there be a small drone or an EV tall or anything like that? Or is that really going to be a different chemistry required for that?

Denis Phares

When you talk about powering drones or cell phones or anywhere where you need to pack in a lot of energy in a small space like an electric vehicle, that's not the greatest benefit of lithium-ion phosphate. It's just not as energy dense as the nickel cobalt rich cathodes, the metal oxide cathodes. And that's okay. There are folks that are making car EVs out of lithium-ion phosphate because of the -- cost aspect and maybe the safety aspect. They don't go as far. That's -- it.

So again, when -- we look at our solid-state chemistry, there's not just the energy density but the ionic conductivity. That is how fast the lithium ion can go between the anode and the cathode. And we are interested in optimizing that for storage. So we're interested in our charge discharge rate, not minute charge discharge rates.

John Jannarone

Gotcha. Just I don't -- know if you've broken this out, but Jonathan again, is asking, have you -- disclosed the percentage of revenues that are -- from accessories? And what are the margins look like compared to the core battery business?

Denis Phares

We haven't disclosed those numbers.

John Jannarone

Okay. Okay. Gotcha. You know, there's been a lot of discussion of scarcity of things like cobalt rare earth metals when it comes to lithium. What's the state of play right now? And is a lot of your supply domestic, so you don't have to worry as much about supply chain issues?

Denis Phares

No. The supply of lithium right now is not at all domestic. That's obviously a very big push for the industry and as a country as a whole, we need to mine more. So as I said, we have an MOU with Ioneer. We're very big fans of Ioneer. They're setting up shop a couple of hundred miles south of Reno. There are other projects underway in the United States. And it's important that we develop the infrastructure to mine, to process into the lithium salt. And -- the--to vertically integrate as much as we can. But right now, the lithium and the lithium -- cathode materials come from overseas.

John Jannarone

Okay. Gotcha. The -- facility that you have now, I believe, has capacity for over $500 million in sales. How long into the future is that going to be enough? And are you planning any new facilities, or would you expand the existing one?

Denis Phares

No, we're -- planning new facilities, but we are under capacity right now. We can produce a lot more than we are in terms of our core battery packs. So we are in very good shape in that regard. We are prepared to grow and hit those revenue targets that that Jonas alluded to. And we're -- talking just the core business here, just the battery pack business we haven't even gone into when we become a cell manufacturer as well.

John Jannarone

Great. You know, we talked about the various segments. Which one is the -- has the most potential in your mind? If you look at you look at RVs or marine, I mean, obviously, they're all important to you. But can you just talk a little bit about where -- the growth is coming from?

Denis Phares

Right now, our -- the fastest growing segment has been the off-grid stationary storage markets. There's all kinds of off-grid solar, industrial solar projects we've become involved with that we weren't expecting. So that -- growth has been happening kind of organically.

At the same time, we are very excited to really drive that marine market a little bit faster. Now that those standards are going to be released, I think that there's going to be some lithium-ion systems that we can release that make sense for the marine market. And we do expect that growth to accelerate over the next six months or so.

John Jannarone

Great. I just want to talk for a minute about valuation benchmarks, if we can. Right before we jumped on Denis, I was talking to you about how I've noticed a number of the companies that you use as comps in your presentation have actually rallied in the last several weeks here. When you talk to investors, what are the -- could you just name a couple of comps that come up just to give people a sense of -- again, you can go to the presentation for more detail, but are there a couple of good ones that you could highlight?

Denis Phares

Well, we -- in the presentation, we state that we're kind of -- at an energy nexus because we -- we're pretty unique in the fact that we have solid-state technology. We want to be a cell manufacturer, but we're already selling systems to the end -- user. And at the same time, we're looking to develop a product to facilitate the smart grid.

So if you look across the spectrum, you know, we -- would compare ourselves to companies like -- a quantum scape or solid power in terms of solid-state cell development, like an iOS or STEM in terms of a smart grid facilitator, you know, like a like a cattle [ph] or BYD in terms of a cell manufacturer, a Panasonic. So there's -- we're unique. I don't I don't think we can be pigeonholed. But maybe. Jonas, you want to address that since you're -- the guys that talk about it.

Jonas Grossman

I think you addressed it quite well. I mean, we took basically a meld of many different sectors, right? So they have a technology play a lot similar to quantum scape or others where there's huge revenue opportunities years away. And then we looked at sort of others that are currently selling into the market or kind of integrators or otherwise.

And so we took a balanced approach on it, which is really why we structured the transaction, as I mentioned earlier, into sort of an upfront consideration. And then this earnout component. Because we think that there's two ways to really get there. One is to execute on the current business and then hitting on some of that tech. So that was the way we kind of navigated how to get to the right comp set here.

John Jannarone

Great. And that makes sense. Can we just talk a little bit more about what a typical sales contract looks like with the OEMs? Now, of course, with the DTC, I'm imagining of course, people are just buying one at a time. But when you're -- dealing with OEMs, you talked about the volume obviously being much higher, but it is -- also locked in for a few years or are they usually done annually? How does that look?

Denis Phares

No, it's actually not really locked in, but we do get built into the model year, so they're at least pretty -- pretty stable. And we don't lose contracts, we gain them. We get put into more models rather than getting taken out because of the -- track record that we have and the products that -- we put out there.

So -- it's pretty steady because it's really based on their production schedule. So their production schedules are planned out ahead of time and we're privy to that. And so -- we know pretty early on what that's going to look like. So we like the OEM deals because it gives us a little bit more visibility than what we're used to in terms of being a pure DTC supplier.

John Jannarone

Great. Something else in the presentation is a mention of a fleet of utilities. Can you talk about the opportunity there?

Denis Phares

So I did mention work trucks and emergency vehicles. We have been sort of breaking into these other verticals. And we expect that we'll be selling through fleets rather than direct to -- the aftermarket in that case. Now, certainly we will have aftermarket solutions, but yeah, we do expect to be working with fleets. And ultimately, we definitely want to be working with utility companies. When we actually have the grid tied solution that will be deployed everywhere, this is going to be done in collaboration with utility companies. Ultimately, they're going to decide how the electricity gets on the grid. Is it going to be another coal or gas plant or is it going to be a solar farm, a wind farm, solar array? So it -- behooves them to ensure that storage is on the grid. And how that gets done is going to be a collaboration, I think.

John Jannarone

Great. Let's talk about the retail -- I'm sorry, the marine segment a little bit more, if we can, Denis. You know, I've observed some very strange things happening with boats. There was a scarcity during COVID. People were selling used boats for more than new boats because there weren't any. How did that bizarre dynamic, if in any way impact your business on the marine side?

Denis Phares

You know, it's -- hard to say because the marine side has been more sporadic for us than the RV side, because the same thing happened with RVs. You couldn't -- the price of used RVs went through the roof. So I will say we've experienced the same thing in the RV market. How did it affect us? Well, you know, it -- the whole situation we were in drove demand. It's that simple. It drove demand for our products. And we expect the same thing happened with marine. But as I said, as the new standards get rolled out, the new recommendations get rolled out, I think more people would focus on -- lithium -- as an alternative.

John Jannarone

Great. You know, a question that comes up sometimes with companies in these emerging sectors is -- talent. Is it hard to find chemists and engineers and the folks who have the expertise to -- help -- you grow? I think you have over 150 employees now, but are you guys losing sleep at night worried that you're not going to find enough talent?

Denis Phares

No. And I'm going to be happy to plug our local university here, the University of Nevada at Reno. Basically, we work with the university through internship programs, not just our scientists and engineers, but our marketing department, our finance department. We get interns. And that's a great way to find good labor. And we have a steady pipeline from the University of top-notch scientists and engineers. And we are not in any way short staffed. And I think it's a testament to the city here, the city of Reno, the university, the -- president of the university, Brian Sandoval, he was the governor of the state for a while. And he's done great things there. And we're really excited to support the university as the city of Reno grows. And -- I know they're going to support us back.

John Jannarone

Great. Quickly here, we've got one from Jennifer who I think knows you. She said, thank you for all you've done to support Care Camps. What can Care Camps do to better support Dragonfly Energy and your CSR initiatives?

Denis Phares

Well, thank you, Jennifer. Yeah, we have supported Care Camps. And we -- are going to continue to do so. You know, it's -- that's a great organization. That's an organization that provides some great experiences for children that are suffering from cancer and sicknesses. And so, it's obvious -- it's -- that one's a no brainer for us. I mean, it's such a good organization. And, you know, I guess we'll just have to continue the conversation offline.

John Jannarone

All right. Well, let's go back to the OEM and focus there for a minute more, if we can, Dennis. It's so much opportunity there. Tell me, who are you competing with when you're talking to one of these OEMs? Are they still considering putting lead batteries in or are there folks who have a similar technology to yours? What's -- what is that -- what does that negotiation look like?

Denis Phares

There are other lithium companies for sure. We have different approaches to how we do this. And obviously, we go in and we pitch our solutions and our support. And we typically come out on top. But to answer your question, no, nobody goes back to lead acid. I have not seen that happen.

John Jannarone

And then on the DTC side, tell me about how that works. Are most consumers just Googling you and going to your website? Or I believe there's some sales that might be done through -- Amazon and other partners. How does most of that look?

Denis Phares

The -- vast majority of our sales, direct to consumer, comes through the website or through call ins. So we've got a very adept and talented technical sales team here. Folks call in, they get help designing their systems. They get help after the fact with -- technical support. And so, you know, people like dealing with us directly. So we actually sell more that way than we do through platforms like Amazon.

John Jannarone

Great. And then, a quick consumer question, I guess. When you compare yourself to lead, what is the life of your battery like? And can you have a similar warranty? So if I'm going out and shopping as a consumer, is -- the value proposition going to look similar in that regard?

Denis Phares

Well, the warranty is much better with lithium. It lasts a lot longer. So it really is a function. In terms of the cells, it's a function of the chemistry. Lithium-ion phosphate cathode with a graphite anode is known to last typically over 3000 cycles before it degrades 20%. So it's -- a very long-lasting cell. Ultimately, it's not just the cell. It's also when you're making a pack, it's everything else, the battery management system, how the current is distributed through the electronics in that system, all the interconnects. There's some design -- considerations in getting the pack to last that long.

We -- were very scientific about it. We had packs that were out there a very long time. We brought them back in, diagnosed all the different contacts and all the different components, and determined that we felt comfortable offering a ten-year warranty. That's what we do now. But it is a function of the cells and all the other components that go in with it.

John Jannarone

Great. And then, just a quick question here. I think I know the answer. Someone asks, what is that phone contact on the DTC side? I guess that's on your website, but if you could rattle it off maybe.

Denis Phares

I mean, I could, but I'd have to go to the website. Battlebornbatteries.com.

John Jannarone

Okay.

Well, gentlemen, we're almost done here. I'm going to let you have the last word in a second. But I just want to remind everyone, if you missed part of this, you can check out the replay. EASIEST place to find it is on IPO–edge.com or look up CNTQ. That's the SPAC ticker on Yahoo Finance or on Bloomberg terminals.

I want to give both of you guys a chance to give us some final thoughts here. And I'd like to ask you, Dennis, you know, you've been -- you founded this company. You've been there for a long time. You're about to go public. But what are you most excited about as you -- look to the next step after that, later in the year?

Denis Phares

Making solid-state pouch cells off our pilot line. That's what I'm most excited about. That's going to be -- that's the game changer. And I've been working a long time towards that goal. And we're -- actually building the pilot line now and we're really excited about what we're going to produce from that facility.

John Jannarone

All right. Great.

Well, I think we're going to leave it there. Jonas and Dennis, thanks so much for -- this. This was a terrific afternoon, really action packed. Loved having you. I hope we see you again. Thank for joining.

Unknown

Appreciate it, guys. Thank you.

Unknown

Thanks.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Dragonfly or CNTQ) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by CNTQ and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Dragonfly, CNTQ, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of CNTQ, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Dragonfly to successfully increase market penetration into its target markets; 9) the addressable markets that Dragonfly intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers in China; 12) the loss of any relationships with key customers; 13) the inability to protect Dragonfly’s patents and other intellectual property; 14) the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors; 18) Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of CNTQ’s securities; 20) the risk that the transaction may not be completed by CNTQ’s business combination deadline (as may be extended pursuant to CNTQ’s governing documents); 21) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof and the Russian/Ukrainian conflict, and any resulting effect on business and financial conditions; 22) inability to complete the PIPE investment, the term loan and equity line (ChEF) in connection with the business combination; 23) the potential for events or circumstances that result in Dragonfly’s failure to timely achieve the anticipated benefits of Dragonfly’s customer arrangements with Thor; and 24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CNTQ’s Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the three months ended March 31, 2022 and registration statement on Form S-4 (File No. 333-266273) filed with the SEC on July 22, 2022, which is subject to change and will include a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus and other documents filed by CNTQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CNTQ nor Dragonfly gives any assurance that either CNTQ or Dragonfly or the combined company will achieve its expected results. Neither CNTQ nor Dragonfly undertakes any duty to update these forward-looking statements, except as otherwise required by law. For additional information, see “Risk Considerations” in the investor presentation, filed in a Current Report on Form 8-K by CNTQ with the SEC and available at www.sec.gov.

Additional Information and Where to Find It

This press release relates to a proposed transaction between CNTQ and Dragonfly. CNTQ has filed a registration statement on Form S-4 (File No. 333-266273) with the SEC on July 22, 2022, which is subject to change and includes a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to all CNTQ stockholders. CNTQ has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CNTQ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

The documents filed by CNTQ with the SEC also may be obtained by contacting Chardan NexTech Acquisition 2 Corp. at 17 State Street, 21st Floor, New York, New York 10004, or by calling (646) 465-9001.

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